June 14, 2019

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attention: Sondra Snyder and Jennifer Thompson

Re:	Worldpay, Inc. Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 26, 2019
File No. 001-35462

Dear Ms. Snyder and Ms. Thompson:
This letter is in response to the Securities and Exchange Commission’s (the “Commission”) letter dated May 31, 2019 concerning Worldpay, Inc.’s (the “Company”) Form 10-K for the year ended December 31, 2018. Although the Commission’s letter requested a response within 10 business days, the Company respectfully requests an extension of time to respond to the letter. The Company intends to provide a response by June 28, 2019.
Should you have any questions, please contact the undersigned at (513) 900-5401.
Sincerely yours,

/s/ Christopher Thompson
Christopher Thompson
SVP, Controller and Chief Accounting Officer

cc: Stephanie L. Ferris, Chief Financial Officer, Worldpay, Inc.
Jared M. Warner, Esq., General Counsel, Worldpay, Inc.